UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934

(Amendment No. )*
Legg Mason, Inc.
(Name of Issuer)

Common Stock, $0.10 Par Value Per Share
(Title of Class of Securities)

524901105
(CUSIP Number)

Li Han Group General Counsel 8 Stevens Road, Singapore 257819 Telephone: (+65) 6361 0971
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 11, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	524901105

1.	Name of Reporting Person. Tianqiao Chen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,526,153
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,526,153

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,526,153
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9% (1)
14.	Type of Reporting Person (See Instructions) IN, HC

(1) Calculated based on 106,324,776 shares of Common Stock outstanding as of April 11, 2016.

CUSIP No.	524901105

1.	Name of Reporting Person. Shanda Media Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,526,153
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,526,153

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,526,153
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9% (1)
14.	Type of Reporting Person (See Instructions) CO, HC

CUSIP No.	524901105

1.	Name of Reporting Person. Premium Lead Company Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,526,153
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,526,153

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,526,153
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9% (1)
14.	Type of Reporting Person (See Instructions) CO, HC

CUSIP No.	524901105

1.	Name of Reporting Person. Shanda Technology Overseas Capital Company Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,526,153
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,526,153

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,526,153
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9% (1)
14.	Type of Reporting Person (See Instructions) CO, HC

CUSIP No.	524901105

1.	Name of Reporting Person. Shanda Payment Investment Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,526,153
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,526,153

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,526,153
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9% (1)
14.	Type of Reporting Person (See Instructions) CO, HC

Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D relates is the Common Stock, $0.10 par value per share (the “Common Stock”), of Legg Mason, Inc., a Maryland corporation (the “Issuer”). The principal executive offices of the Issuer are located at 100 International Drive, Baltimore, Maryland 21202.

Item 2. Identity and Background

This Schedule 13D is jointly filed on behalf of Tianqiao Chen (“Mr. Chen”), Shanda Media Limited, Premium Lead Company Limited, Shanda Technology Overseas Capital Company Limited and Shanda Payment Investment Limited (collectively, the “Reporting Persons” and each a “Reporting Person”). Mr. Chen is a citizen of the PRC who holds 100% of the outstanding and issued shares of Shanda Media Limited. Shanda Media Limited owns 70% of all outstanding and issued shares of Premium Lead Company Limited which is the sole shareholder of Shanda Technology Overseas Capital Company Limited. Shanda Technology Overseas Capital Company Limited owns 100% of the outstanding and issued shares of Shanda Payment Investment Limited (the “Buyer”) who directly holds the Shares (as defined below).

The business address or principal office of each Reporting Person is located at 8 Stevens Road, Singapore 257819. Mr. Chen currently serves as the Chairman and Chief Executive Office of Shanda Group, a Singapore-based private investment group. Each of the other Reporting Persons is a private investment holding company affiliated with Shanda Group. Shanda Technology Overseas Capital Company Limited is incorporated under the laws of the Cayman Islands. Each of Shanda Media Limited, Premium Lead Company Limited and the Buyer is incorporated under the laws of the British Virgin Islands.

The name, business address, present principal occupation and citizenship of each director and executive officer of each of the Reporting Persons (other than Mr. Chen) is set forth on Schedule A.

During the last five years, none of the Reporting Persons, and to the best of their knowledge, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The purchase price for the 10,526,153 shares of Common Stock was $336,836,896. Such price was funded through internally generated funds of Shanda Group.

Item 4. Purpose of Transaction

The Buyer acquired the shares of Common Stock to which this statement relates because it believed that they represented an attractive investment opportunity. On April 11, 2016, the Buyer and certain affiliates of Trian Fund Management, L.P. (collectively, “Trian”) entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”), pursuant to which the Buyer acquired 10,526,153 shares of Common Stock (the “Shares”) from Trian at a purchase price of $32.00 per share of Common Stock ($336,836,896 in the aggregate) (the “Transaction”).

The foregoing description of the Transaction is a summary only and is qualified in its entirety by reference to the Stock Purchase Agreement, which is filed as Exhibit 1 and incorporated herein by reference.

The Reporting Persons intend to review their holdings in the Issuer on a continuing basis and, depending upon the price and availability of the Issuer securities, subsequent developments affecting the Issuer, the business prospects of the Issuer, general stock market, industry and economic conditions, tax considerations and other factors deemed relevant, may consider increasing or decreasing their investment in the Issuer or entering into hedging, derivative or other transactions with respect to the Common Stock or other securities of the Issuer.  As part of this ongoing review, the Reporting Persons may seek to engage in discussions with the Board of Directors of the Issuer, the management and/or other stockholders of the Issuer concerning the business, operations, corporate governance or future plans of the Issuer, may engage legal and financial advisors to assist them in such review, and may evaluate strategic alternatives that may become available in the future.

Except as set forth in this Schedule 13D and in connection with the Transaction described above, none of the Reporting Persons currently has any plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

The information set forth in Items 2, 3 and 4 herein is incorporated herein by reference.

(a) – (b)

The Buyer holds 10,526,153 shares of Common Stock, representing approximately 9.9% of the outstanding shares of Common Stock of the Issuer. The foregoing percentage is calculated based on 106,324,776 shares of Common Stock of the Issuer outstanding as of April 11, 2016.

Mr. Chen, through his ownership of Shanda Media Limited, may be deemed to share voting and dispositive power over the Shares beneficially owned by Shanda Media Limited. Shanda Media Limited, through its ownership of Premium Lead Company Limited, may be deemed to share voting and dispositive power over the Shares beneficially owned by Premium Lead Company Limited. Premium Lead Company Limited, through its ownership of Shanda Technology Overseas Capital Company Limited, may be deemed to share voting and dispositive power over the Shares beneficially owned by Shanda Technology Overseas Capital Company Limited. Shanda Technology Overseas Capital Company Limited, through its ownership of the Buyer, may be deemed to share voting and dispositive power over the Shares directly held by the Buyer.

Except as set forth in Item 5(a), none of the Reporting Persons, and, to the best of their knowledge, any persons named in Schedule A hereto owns beneficially any Common Stock of the Issuer.

(c) During the past 60 days, none of the Reporting Persons, nor any persons identified in Schedule A hereto, has entered into any transactions in any Common Stock of the Issuer, except for the Transaction.

(d) Inapplicable.

(e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided in Items 2, 3 and 4 is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 1: Stock Purchase Agreement dated as of April 11, 2016 between the Sellers (as defined therein) and Shanda Payment Investment Limited.

Exhibit 2: Joint Filing Agreement of the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 21, 2016

TIANQIAO CHEN

By:	/s/Tianqiao Chen

SHANDA MEDIA LIMITED

By:	/s/Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Director

PREMIUM LEAD COMPANY LIMITED

By:	/s/Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Director

SHANDA TECHNOLOGY OVERSEAS CAPITAL COMPANY LIMITED

By:	/s/Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Director

SHANDA PAYMENT INVESTMENT LIMITED

By:	/s/Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Director

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF EACH REPORTING PERSON (OTHER THAN MR. CHEN)

The name, business address, citizenship, present principal occupation of each of the directors of each Reporting Person (other than Mr. Chen), are set forth in the tables below. The business address of each director is located at 8 Stevens Road, Singapore 257819. Each occupation set forth opposite an individual’s name in the following tables refers to employment with Shanda Group. None of the Reporting Persons (other than Mr. Chen) has any executive officers.

SHANDA MEDIA LIMITED

Name and Citizenship	Present Principal Occupation
Director
Tianqiao Chen, PRC	Chairman and Chief Executive Officer

PREMIUM LEAD COMPANY LIMITED

Name and Citizenship	Present Principal Occupation
Directors
Tianqiao Chen, PRC	Chairman and Chief Executive Officer
Chrissy Qian Qian Luo, Singapore	Vice Chairman

SHANDA TECHNOLOGY OVERSEAS CAPITAL COMPANY LIMITED

Name and Citizenship	Present Principal Occupation
Directors
Tianqiao Chen, PRC	Chairman and Chief Executive Officer
Hongji Chen, PRC	Retired
Zaihua Shu, PRC	Retired

SHANDA PAYMENT INVESTMENT LIMITED

Name and Citizenship	Present Principal Occupation
Directors
Tianqiao Chen, PRC	Chairman and Chief Executive Officer
Hongji Chen, PRC	Retired
Zaihua Shu, PRC	Retired